Exhibit 99.1

Niu Technologies Announces First Quarter 2020 Financial Results

— First Quarter Total volume of e-scooter sales down 39.4% year over year

— First Quarter Revenues of RMB 232.9 million, down 34.4% year over year

— First Quarter Net loss of RMB 26.4 million, compared with net income of RMB 12.0 million in the first quarter of last year

BEIJING, May 18, 2020  (GLOBE NEWSWIRE) — Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the first quarter 2020.

First Quarter 2020 Financial Highlights

•                  Revenues were RMB 232.9 million, a decrease of 34.4% year over year

•                  Gross margin was 23.6%, compared with 21.3% in the first quarter of last year

•                  Net loss was RMB 26.4 million, compared with net income of RMB 12.0 million in the first quarter of last year

•                  Adjusted net loss (non-GAAP)1 was RMB 18.6 million, compared with adjusted net income of RMB 14.6 million in the first quarter of last year

First Quarter 2020 Operating Highlights

•                  The number of e-scooters sold reached 40,160, down 39.4% year over year

•                  The number of e-scooters sold in China reached 34,316, down 43.5% year over year

•                  The number of e-scooters sold in the international markets reached 5,844, up 5.9%2 year over year

•                  The number of franchised stores in China was 1,033, a decrease of 17 since December 31, 2019

•                  International sales network expanded to 33 distributors covering 42 countries

COVID-19 Response and Recovery Actions

The Company is executing its plan to address the impact of COVID-19 and has begun its recovery through a multitude of actions across the following areas:

Supporting distributors and dealers — Extended credit payment date for selective distributors and granted rebate to dealers including those missing the sales volume target in the first quarter.  Provided training to China dealers on e-commerce operation.  Organized nationwide branding and marketing activities in China to support dealers to accelerate retail sales.

Resumed supply chain — Reopened manufacturing facility since the 2nd half of February after implementing rigorous protocols and procedures for worker safety.  Resumed normal supply chain and operation in early April.

1  Adjusted net income/loss (non-GAAP) is defined as net income/loss excluding share-based compensation expense.

2  The number of e-scooter sold in the international markets was 5,518 in the first quarter 2019, and 13,748, 5,266 and 4,335 in the second, third and fourth quarter 2019.

Cash and liquidity — Reduced and postponed planned capital expenditure in the first quarter.  Resumed retails sales network expansion in China in the second quarter and plan to acquire land use right for another piece of land in Changzhou for further capacity expansion in light of the recovery of demand in China.  Repaid bank loans of RMB 28.5 million in January and RMB 48.9 million in April.  The Company is refinancing a bank loan maturing in June by adding RMB 40 million to the credit line with a lower interest rate.

Community strength — Acted quickly and in alignment with government efforts to protect the safety and health of employees.  Implemented travel restrictions, enhanced sanitation practices, and cancelled group events.  In support of relief efforts, the Company donated masks to hospitals in Hubei province in February.

Dr. Yan Li, Chief Executive Officer of the Company, commented: “Many aspects of our operations were harmed as a result of the ongoing pandemic of the novel coronavirus.  We prioritized the health and safety of our employees, and took various preventative and quarantine measures across our company soon after the outbreak.  Due to the strict measures in response to the outbreak, we had to reduce work resumption rate in February and March of 2020.  We are pleased to see demand is recovering in China and our China sales are expected to return to healthy growth in the second quarter.  Our operations in the international markets continued to be affected.  Our retail sales network expansion has been temporarily suspended.  Since May, distributors and dealers in selective international markets resumed operation and we are working closely with them to re-activate our expansion plans.”

Dr. Li continued, “In May 2020, we launched a new product MQi2, NIU’s flagship product under the new national standard of electric bicycle in China.  The MQi2 inherits the design language of MQi series of being classic and fashionable.  It is also equipped with our most advanced technologies.  Simultaneously with new product launch, the NIU app was upgraded to 4.0 version, which is optimized for better interactive experience, higher accuracy of GPS positioning and anti-theft security.  We plan to launch another model under the Gova series in June.  We are very excited about the enriched product portfolio and look forward to the continued growth of our business.”

First Quarter 2020 Financial Results

Revenues were RMB 232.9 million, a decrease of 34.4% year over year, due to lower sales volume of 39.4%, partially offset by increased revenues per e-scooter of 8.2%.

•                  E-scooter sales represented 79.9% of total revenues, while accessories, spare parts sales and service revenues represented 20.1% of total revenues.

•                  Lower e-scooter sales volume was mainly due to the adverse impact of COVID-19 on our business and operation.

•                  Increased revenues per e-scooter were mainly driven by higher revenues from accessories, spare parts and services per e-scooter, which was RMB 1,168, compared with RMB 671 in the same period last year.

•                  China represented 71.1% of total e-scooter revenues, while international markets represented 28.9% of total e-scooter revenues.

Cost of revenues were RMB 178.0 million, a decrease of 36.3% year over year, mainly due to lower e-scooter sales volume.  The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 4,433, up 5.1% from RMB 4,217 in the first quarter 2019 mainly due to higher manufacturing cost caused by low utilization of our manufacturing facilities in the first quarter and higher logistics cost.

Gross margin was 23.6%, compared with 21.3% in the same period of 2019.  The increase was mainly due to a greater proportion of e-scooter revenues from international markets, and higher proportion of revenues from accessories, spare parts and services.

Operating expenses were RMB 91.2 million, an increase of 35.7% from the same period of 2019.  Operating expenses as a percentage of revenues was 39.1%, compared with 18.9% in the first quarter of 2019.

•                  Selling and marketing expenses were RMB 44.2 million (including RMB 1.6 million of share-based compensation), an increase of 48.1% from RMB 29.8 million in the first quarter of 2019.  The increase was mainly due to the increase in advertising and promotion expense of RMB 10.7 million as a result of our branding and marketing activities to support distributors and dealers to accelerate retail sales, the increase in depreciation and amortization expense of RMB 2.6 million due to a larger retail sales network, and the increases in staff cost and travel expenses of RMB 1.3 million.  Selling and marketing expenses as a percentage of revenues was 19.0% compared with 8.4% in the first quarter of 2019.

•                  Research and development expenses were RMB 22.7 million (including RMB 2.0 million of share-based compensation), an increase of 58.6% from RMB 14.3 million in the first quarter of 2019, mainly due to the increase in staff cost of RMB 5.6 million as a result of more employees, the increase in share-based compensation expense of RMB 1.5 million and the increase in design expense of RMB 0.9 million due to more new products development.  Research and development expenses as a percentage of revenues was 9.8%, compared with 4.0% in the first quarter of 2019.

•                  General and administrative expenses were RMB 24.2 million (including RMB 4.1 million of share-based compensation), an increase of 5.3% from RMB 23.0 million in the first quarter of 2019, mainly due to the increase in share-based compensation expense of RMB 2.6 million and the increase in rental expenses of RMB 2.0 million due to office move and larger office space.  The higher expenses were partially offset by the decreases in professional fees of RMB 1.5 million and foreign currency exchange loss of RMB 1.4 million.  General and administrative expenses as a percentage of revenues was 10.4%, compared with 6.5% in the first quarter of 2019.

Operating expenses excluding share-based compensation were RMB 83.5 million, increased by 29.2% year over year, and represented 35.8% of revenues, compared with 18.2% in the first quarter of 2019.

•                  Selling and marketing expenses excluding share-based compensation were RMB 42.6 million, an increase of 46.2% year over year, and represented 18.3% of revenues, compared with 8.2% in the first quarter of 2019.

•                  Research and development expenses excluding share-based compensation were RMB 20.8 million, an increase of 49.3% year over year, and represented 8.9% of revenues, compared with 3.9% in the first quarter of 2019.

•                  General and administrative expenses excluding share-based compensation were RMB 20.2 million, a decrease of 6.5% year over year, and represented 8.7% of revenues, compared with 6.1% in the first quarter of 2019.

Government grants were RMB 7.3 million, increased by RMB 6.0 million from the same period of 2019, consisting of various incentives from local government authorities.

Share-based compensation was RMB 7.7 million, an increase of RMB 5.1 million from RMB 2.6 million in the same period of last year.

Net loss was RMB 26.4 million, compared with net income of RMB 12.0 million in the first quarter of 2019.  The net loss margin was 11.3%, compared with net income margin of 3.4% in the same period of 2019.

Adjusted net loss (non-GAAP) was RMB 18.6 million, compared with adjusted net income of RMB 14.6 million in the first quarter of 2019.  The adjusted net loss margin3 was 8.0%, compared with adjusted net income margin of 4.1% in the same period of 2019.

Basic and diluted net loss per ADS were both RMB 0.35 (US$ 0.05).

Balance Sheet

As of March 31, 2020, the Company had cash and cash equivalents, term deposits and short-term investments of RMB 724.7 million in aggregate.  The Company had restricted cash of RMB 196.1 million and short-term bank borrowings of RMB 188.9 million.

Business Outlook

NIU expects revenues of the second quarter 2020 to be in the range of RMB 585 million to RMB 655 million, representing a year-over-year increase of 10% to 23%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change in light of uncertainties and situations related to how COVID-19 develops.

Conference Call

The Company will host a conference call at 8:00 AM on May 18, 2020 U.S. Eastern Time (8:00 PM on May 18, 2020 Beijing/Hong Kong time) to discuss its first quarter 2020 financial results and provide a corporate update.

Participants may access the call via below dial-in details.

United States	+1-866-519-4004
International	+65-6713-5090
Hong Kong	800-906-601
Mainland China	400-620-8038
Conference ID	8826288

A replay will be accessible through May 24, 2020 by dialing the following numbers

United States	+1-855-452-5696
International	+61-281-990-299
Hong Kong	800-963-117
Mainland China	400-602-2065
Conference ID	8826288

Additionally, a live and archived webcast of the conference call will also be available through the Company’s investor relations website at https://ir.niu.com/.

3  Adjusted net income/loss margin is defined as adjusted net income/loss (non-GAAP) as a percentage of the revenues.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric bicycles and motorcycles. NIU has a product portfolio consisting of seven series, four e-scooter series, including NQi, MQi and UQi with smart functions and Gova, two urban commuter electric motorcycles series RQi and TQi, and a performance bicycle series, NIU Aero. Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income/loss and adjusted net income/loss margin.  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results.  The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods.  These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance.  The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses.  Adjusted net income/loss margin is defined as adjusted net income/loss as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results.”

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers.  Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.0808 to US$ 1.00, the exchange rate in effect as of March 31, 2020, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System.  The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements.  Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements.  NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	March 31,	March 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	279,945,942	339,273,755	47,914,608
Term deposits	174,404,554	121,276,429	17,127,504
Restricted cash	221,656,071	196,114,011	27,696,590
Short-term investments	310,439,321	264,137,582	37,303,353
Accounts receivable, net	115,228,700	59,624,667	8,420,612
Inventories	178,633,299	186,488,402	26,337,194
Prepayments and other current assets	30,982,131	30,751,263	4,342,907
Total current assets	1,311,290,018	1,197,666,109	169,142,768

Non-current assets
Property and equipment, net	150,891,344	152,265,195	21,503,954
Intangible assets, net	7,779,749	7,366,189	1,040,305
Land use right, net	34,355,936	34,182,129	4,827,439
Other non-current assets	6,522,561	5,885,425	831,180
Total non-current assets	199,549,590	199,698,938	28,202,878

Total assets	1,510,839,608	1,397,365,047	197,345,646

LIABILITIES
Current liabilities
Short-term bank borrowings	217,394,132	188,910,798	26,679,301
Accounts payable	258,988,264	196,186,053	27,706,764
Income taxes payable	3,013,805	—	—
Advance from customers	7,478,309	31,803,364	4,491,493
Deferred revenue-current	31,105,700	27,814,143	3,928,107
Accrued expenses and other current liabilities	175,533,397	149,499,433	21,113,353
Total current liabilities	693,513,607	594,213,791	83,919,018

Deferred revenue-non-current	2,171,033	2,455,769	346,821
Deferred income tax liability	1,265,780	1,252,235	176,849
Other non-current liabilities	22,358,968	19,438,960	2,745,306
Total non-current liabilities	25,795,781	23,146,964	3,268,976

Total liabilities	719,309,388	617,360,755	87,187,994

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	84,494	84,547	11,940
Class B ordinary shares	11,977	11,977	1,691
Additional paid-in capital	1,738,102,741	1,745,942,033	246,574,121
Accumulated other comprehensive loss	(12,368,224)	(5,357,571)	(756,633)
Accumulated deficit	(934,300,768)	(960,676,694)	(135,673,467)
Total shareholders’ equity	791,530,220	780,004,292	110,157,652

Total liabilities and shareholders’ equity	1,510,839,608	1,397,365,047	197,345,646

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Three months ended March 31,
	2019	2020
	RMB	RMB	US$
Revenues	355,219,700	232,940,508	32,897,484
Cost of revenues(a)	(279,547,894)	(178,023,007)	(25,141,652)
Gross profit	75,671,806	54,917,501	7,755,832

Operating expenses:
Selling and marketing expenses(a)	(29,822,193)	(44,172,610)	(6,238,364)
Research and development expenses(a)	(14,332,580)	(22,735,585)	(3,210,878)
General and administrative expenses(a)	(23,024,336)	(24,249,242)	(3,424,647)
Total operating expenses	(67,179,109)	(91,157,437)	(12,873,889)
Government grants	1,247,000	7,265,883	1,026,139
Operating income/(loss)	9,739,697	(28,974,053)	(4,091,918)

Interest expense	(2,407,633)	(2,172,474)	(306,812)
Interest income	4,125,349	2,989,437	422,189
Investment income	517,836	1,593,055	224,982
Income/(loss) before income taxes	11,975,249	(26,564,035)	(3,751,559)
Income tax benefit	6,961	188,109	26,566
Net income/(loss)	11,982,210	(26,375,926)	(3,724,993)

Other comprehensive income/(loss)
Foreign currency translation adjustment	(11,586,902)	6,486,957	916,133
Reclassification/Unrealized gain on available for sale securities, net	(34,805)	523,696	73,960
Comprehensive income/(loss)	360,503	(19,365,273)	(2,734,900)
Net income/(loss) per ordinary share
—Basic	0.08	(0.18)	(0.02)
—Diluted	0.08	(0.18)	(0.02)
Net income/(loss) per ADS
—Basic	0.16	(0.35)	(0.05)
—Diluted	0.16	(0.35)	(0.05)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income/(loss) per ordinary share
—Basic	148,674,058	149,701,680	149,701,680
—Diluted	153,094,498	149,701,680	149,701,680
Weighted average number of ADS outstanding used in computing net income/(loss) per ADS
—Basic	74,337,029	74,850,840	74,850,840
—Diluted	76,547,249	74,850,840	74,850,840

Note:

(a) Includes share-based compensation expense as follows:

	Three months ended March 31,
	2019	2020
	RMB	RMB	US$
Cost of revenues	62,724	76,622	10,821
Selling and marketing expenses	698,743	1,602,642	226,336
Research and development expenses	424,915	1,972,691	278,597
General and administrative expenses	1,452,328	4,084,222	576,802
Total share-based compensation expense	2,638,710	7,736,177	1,092,556

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three months ended March 31,
	2019	2020
	RMB	RMB	US$
Net income/(loss)	11,982,210	(26,375,926)	(3,724,993)
Add:
Share-based compensation expense	2,638,710	7,736,177	1,092,556
Adjusted net income/(loss)	14,620,920	(18,639,749)	(2,632,437)